P.E. 4/2/13

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002503

April 30, 2013

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 04-30-13

Re: McKesson Corporation
Incoming letter dated April 2, 2013

Dear Mr. Bogan:

This is in response to your letter dated April 2, 2013 concerning the shareholder proposal submitted to McKesson by John Chevedden. We also have received letters from the proponent dated April 4, 2013 and April 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated April 2, 2013

The proposal relates to shareholder action by written consent.

We are unable to concur in your view that McKesson may exclude the proposal under rules 14a-8(b) and 14a-8(f). In particular, we note that the proponent appears to have provided documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). The letter from Spinnaker Trust, dated February 26, 2013, states that the "shares have been held continuously since at least January 1, 2012," and the letter from Northern Trust, dated February 27, 2013, states that the "account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012." Accordingly, we do not believe that McKesson may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
McKesson Corporation (MCK)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the April 2, 2013 company request concerning this rule 14a-8 proposal.

The Northern Trust February 27, 2013 letter stated in plain language:

RE: McKesson Corporation (MCK) CUSIP #58155Q103, Account #MB Memorandum Spinnaker Trust

The above account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012.

The company did not even attempt to telephone Northern Trust to see if it could possibly obtain any information to support a challenge to the above facts. The Northern Trust telephone number was on the Northern Trust letter. The company is not interested in the facts. The facts would be verified if the company simply picked up the telephone. The company instead preferred to submit 45-pages to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Willie C. Bogan <Willie.Bogan@mckesson.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
McKesson Corporation (MCK)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the April 2, 2013 company request concerning this rule 14a-8 proposal.

The February 27, 2013 letter from Northern Trust states in plain language:

RE: McKesson Corporation (MCK) CUSIP #58155Q103, Account #MB Memorandu Spinnaker Trust

The above account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Willie C. Bogan <Willie.Bogan@mckesson.com>

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 2, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by Mr. John Chevedden
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") under cover of a letter dated February 7, 2013.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials on the grounds that the Proponent has failed to establish, in accordance with Rule 14a-8(b) and Rule 14a-8(f), that he had continuously held at least $2,000 in market value, or one percent (1%), of the Company's securities entitled to be voted at the meeting for at least the one-year period preceding and including February 7, 2013, the date he submitted the Proposal to the Company.

Pursuant to Rule 14a-8(j), the Company has: (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2013 Proxy Materials with the Commission; and (ii) concurrently sent a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D,* the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D,* the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal states as follows:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal (including the accompanying supporting statement) and all of the Proponent's related correspondence are attached to this letter as Appendix A.

II. The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f) Because the Proponent Failed to Provide the Required Proof of Ownership

As discussed in more detail below, the Company has concluded that the Proposal may be excluded from the 2013 Proxy Materials on the grounds that the Proponent has failed to establish, in accordance with Rule 14a-8(b) and Rule 14a-8(f), that he had continuously held at least $2,000 in market value, or one percent (1%), of the Company's securities entitled to be voted at the meeting for at least the one-year period preceding and including February 7, 2013, the date he submitted the Proposal to the Company.

The Company received the Proposal by email and facsimile transmission from the Proponent on February 7, 2013. In a letter addressed to Mr. John H. Hammergren, Chairman of the Board, President and Chief Executive Officer of the Company, that accompanied the Proposal, the Proponent represented that "Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting." Moreover, on a page entitled "Notes" the Proponent represented that "Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting." The Proponent did not, however, provide any written proof of ownership of the Company's common stock with his February 7, 2013 submission.

After reviewing the records of the Company's transfer agent and determining that the Proponent was not a registered holder of the Company's common stock, the Company sent to the Proponent, on February 20, 2013, a notice of deficiency requesting that the Proponent provide the necessary proof of ownership required by Rule 14a-8(b), which is attached hereto as Appendix B (the "Notice of Deficiency"). As discussed in more detail below, on February 28, 2013, the Proponent provided the Company with letters from Spinnaker Trust (the "Spinnaker Trust Letter") and Northern Trust (the "Northern Trust Letter"), which failed collectively to demonstrate that he continuously held at least $2,000 in market value, or one percent (1%), of the Company's securities entitled to vote on the Proposal at the 2013 Annual Meeting for the one-year period preceding and including February 7, 2013, the date the Proposal was submitted to the Company. The Spinnaker Trust Letter and the Northern Trust Letter are attached hereto as Appendix C and Appendix D, respectively.

Rule 14a-8(b)(1) requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or one percent (1%), of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered holder of the company's securities and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares in the company (as prescribed by Rule 14a-8(b)(2)(ii)), the proponent has the burden to prove to the company that the beneficial ownership requirements of Rule 14a-8(b)(1) are met by submitting to the company: (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year; and (ii) the proponent's own written statement of an intention to continue to hold such securities through the date of the meeting.

In *Staff Legal Bulletin 14F* and *Staff Legal Bulletin 14G* (October 16, 2012), the Staff has clarified that, for purposes of Rule 14a-8(b)(2)(i), only a broker or bank that is a participant in the Depository Trust Company (the "DTC"), or any entity that is affiliated with a DTC participant, will be viewed as a "record" holder of the securities that are deposited at the DTC. For this purpose, the Staff has indicated that an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result of the Staff's positions articulated in *Staff Legal Bulletin 14F* and *Staff Legal Bulletin 14G*, a proponent seeking to establish proof of ownership under Rule 14a-8(b)(2)(i) must obtain the required written statement from a DTC participant or an affiliate of a DTC participant through which the shares are held. In those circumstances where the DTC participant or an affiliate of the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, then the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by the proponent for at least one year at the time of submitting the proposal, with one statement from the broker or bank confirming the proponent's ownership of the securities, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within fourteen (14) calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than fourteen (14) days from the date the proponent receives the notice of deficiency.

The Proposal was received by the Company on February 7, 2013 by email and facsimile transmission from the Proponent sent to the undersigned. As noted above, the Proponent did not provide any written proof of his ownership of the Company's common stock with the February 7, 2013 submission. After reviewing the records of the Company's transfer agent and determining based on that review that the Proponent is not a registered holder of the Company's common stock, the Company determined that the Proponent's submission of the Proposal was deficient because he did not provide the information required by Rule 14a-8(b)(2) that is necessary to prove the Proponent's eligibility to submit the proposal. As a result, the Company described this deficiency in a Notice of Deficiency, which was sent to the Proponent by email on February 20, 2013. The Notice of Deficiency was sent to the Proponent within the fourteen (14) calendar days of receiving the proposal in accordance with Rule 14a-8(f).

The Notice of Deficiency specifically outlined for the Proponent the above-referenced deficiency and explained in significant detail how the Proponent could remedy the deficiency. In particular, the Notice of Deficiency stated:

> Your name does not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), you must prove your eligibility to McKesson by submitting either:
>
> - a written statement from the "record" holder of your securities (usually a broker or bank that is a participant in the DTC) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of McKesson's securities entitled to vote on the Proposal at the meeting for at least the one-year period preceding and including February 7, 2013, which is the date you submitted the Proposal to McKesson; or
>
> - a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

The Notice of Deficiency went on to describe in detail the methods by which proof of ownership may be provided, including: (i) how proof of ownership must be demonstrated by a statement from a DTC participant or an affiliate of a DTC Participant; (ii) how to identify DTC participants by reference to the uniform resource locator provided in *Staff Legal Bulletin 14F*; and (iii) the method for addressing a situation where the DTC participant or an affiliate of the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings. The Notice of Deficiency also stated as follows: "Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me." The Notice of Deficiency specifically referenced Rule 14a-8 and the Staff's positions on proof of beneficial ownership set forth in *Staff Legal Bulletin 14F* and *Staff Legal Bulletin 14G*. Copies of Rule 14a-8, *Staff Legal Bulletin 14F* and *Staff Legal Bulletin 14G* were provided to the Proponent as attachments to the Notice of Deficiency.

On February 28, 2013, the Company received a submission from the Proponent as an attachment to an email to the undersigned. The submission consisted of the Spinnaker Trust Letter and the Northern Trust

Letter, with no further material provided by the Proponent. The Spinnaker Trust Letter, dated February 26, 2013, stated: "This is to confirm that you own no fewer than 60 shares of McKesson Corporation (MCK) CUSIP #58155Q103, and have held them continuously since at least January 1, 2012." The Spinnaker Trust Letter went on to explain that Spinnaker Trust acts as a custodian for the shares, and that Northern Trust Company in turn acts as master custodian for Spinnaker Trust. The letter notes that the shares are "held by Northern Trust as master custodian for Spinnaker Trust." The Northern Trust Letter, dated February 27, 2013, states as follows:

> "The Northern Trust Company is the custodian for Spinnaker Trust. ***As of January 1, 2013 Spinnaker Trust held 60 shares of McKesson Corporation, (MCK) CUSIP #58155Q103.*** The above account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012 (emphasis added)."

As demonstrated by the highlighted language quoted above, the Northern Trust Letter confirmed the holding of Spinnaker Trust ***only as of January 1, 2013***, while the Proponent submitted the Proposal on February 7, 2013. The second sentence of the Northern Trust Letter, which indicates that the referenced account has continuously held at least 60 shares of the Company's common stock since at least January 1, 2012, can only reasonably be construed as modifying the first sentence to indicate that the shares had been held for the one-year period from January 1, 2012 to January 1, 2013, thereby creating a gap between the Proponent's continuous one-year period of ownership of the Company's common stock as of January 1, 2013 and the February 7, 2013 date on which the Proponent submitted the Proposal to the Company. The Notice of Deficiency clearly stated that the Proponent needed to submit "a written statement from the 'record' holder of your securities ... verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of McKesson's securities entitled to vote on the Proposal at the meeting ***for at least the one-year period preceding and including February 7, 2013***, which is the date you submitted the Proposal to McKesson" (emphasis added). Despite this explicit direction to provide the necessary proof of ownership for the period specified in Rule 14a-8(b)(1), the Proponent failed to provide unambiguous proof of ownership in accordance with that rule and the Staff's extensive guidance. Both the letter from the Spinnaker Trust and the letter from the DTC participant, Northern Trust, must establish that the Proponent had continuously held the securities for at least the one-year period preceding and including February 7, 2013, the date the Proposal was submitted. Because the Northern Trust Letter does not establish that the Proponent had continuously held the securities for at least the one-year period preceding and including February 7, 2013, the date the Proposal was submitted, the Proponent has not met his burden to establish proof of the continuous ownership of the Company's securities for the period contemplated by Rule 14a-8(b)(1).

The Staff noted in *Staff Legal Bulletin 14G*:

> "As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted."

In order to clearly convey to the Proponent a verification format that would avoid this error, the Notice of Deficiency specifically identified the date the Proposal had been submitted and notified the Proponent of the need to provide proof of ownership "for at least the one-year period preceding and including February 7, 2013, which is the date you submitted the Proposal to McKesson," utilizing the exact language specified in *Staff Legal Bulletin 14G* (a copy of which was provided to the Proponent with the Notice of Deficiency).

The Proponent, who has significant experience in submitting stockholder proposals (including submitting proposals to the Company), did not submit any proof of ownership in accordance with Rule 14a-8(b)(1) at the time the Proposal was submitted to the Company on February 7, 2013, and the Company timely sent to the Proponent a detailed Notice of Deficiency which provided the Proponent with extensive and precise guidance on how to submit a proof of ownership statement that complied with Rule 14a-8(b) and the Staff's positions articulated in *Staff Legal Bulletin 14F* and *Staff Legal Bulletin 14G*. In Section C of *Staff Legal Bulletin 14G*, the Staff addresses a situation in which a company has failed to specifically identify in a notice of deficiency how a proponent can provide sufficient proof of continuous ownership of the company's securities when the proponent has already submitted a proof of ownership statement that was deficient in demonstrating continuous ownership for the entire one-year period preceding and including the date the proposal was submitted. By contrast, in this case, the Proponent submitted no proof of ownership at the time of submitting the Proposal, so the Company provided detailed and explicit guidance to enable the Proponent to meet the Rule 14a-8(b) requirements when providing his required proof of ownership, including very specific instructions as to the time period for which the Proponent must establish his continuous ownership of the Company's common stock.

On numerous occasions, the Staff has concurred with the exclusion of a proposal where the proponent's response to an adequate notice of deficiency failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., Mondelez International, Inc.* (January 15, 2013); *The Boeing Company* (January 19, 2012); *Time Warner Inc.* (February 19, 2009); *General Electric Company* (December 19, 2008); *Exxon Mobil Corporation* (January 29, 2008); *Qwest Communications International Inc.* (January 23, *2008*); *Verizon Communications Inc.* (January 8, 2008); and *International Business Machines Corporation* (December 19, 2004).

Moreover, the Staff has recently addressed similar circumstances, where a proponent has not established that the requisite securities were held for a least a continuous one-year period preceding and including the date the proposal was submitted. In *Mondelez International, Inc.* (January 15, 2013), the Staff concurred with the company's view that there was some basis to exclude the proposal under Rule 14a-8(f) when the proposal was submitted on November 28, 2012, and the proponent submitted a letter stating: "This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International Inc. for more than one year in [account] at the Depository Trust Company. As of November 12, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year." As with the Northern Trust Letter submitted with respect to the Proposal, the letter from State Street in *Mondelez International, Inc.* stated that the shares were held for a continuous one-year period through and including November 12, 2012, leaving a gap in the proof of ownership for the period from November 12, 2012 through November 28, 2012, the date that the proponent submitted the proposal to the company.

Further, in *PepsiCo, Inc.* (January 10, 2013), the Staff concurred with the company's view that there was some basis to exclude the proposal under Rule 14a-8(f) when the proposal was submitted on November 20, 2012, and in response to a notice of deficiency, the stockholder submitted a letter from Wells Fargo stating that: "This letter is to confirm that as of November 19, 2012, Richard A Albert, Individual account, held 150 shares of Pepsico Incorporated Symbol PEP, Common Shares. *[sic]* and has held these shares continuously for at least one year." As with the Northern Trust letter submitted with respect to the Proposal, the letter from Wells Fargo in *PepsiCo, Inc.* only confirmed one year of continuous ownership of the company's shares as of November 19, 2012, and therefore the letter did not address the gap between November 19, 2012 and November 20, 2012, the date the proposal was submitted to the company. Similarly, in *The Home Depot, Inc.* (February 5, 2007), the proposal was submitted on October 19, 2006, and the company sent a timely notice of deficiency indicating the lack of proof of ownership. In response to the notice of deficiency, the proponent submitted a letter from a broker stating that the proponent had ownership of the shares from November 7, 2005 to November 7, 2006. The Staff concurred in the exclusion of the proposal, because the letter did not address the period from October 19, 2005 to November 7, 2005, and therefore did not provide proof of ownership for the continuous one-year period specified in Rule 14a-8(b)(1). *See also Comcast Corporation* (March 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corporation* (December 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *Sempra Energy* (January 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); and *International Business Machines Corporation* (January 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

As of the date of this letter, the Company has not received any further written communications from the Proponent, Spinnaker Trust or Northern Trust.

Consistent with the Staff's approach in other no-action letters dealing with similar circumstances, the Company has concluded that the Proposal may be omitted from the 2013 Proxy Materials. The Company hereby respectfully requests that the Staff concur in its view that the Proposal is properly excludable under Rule 14a-8(b) and (f).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Mr. John Chevedden

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 07, 2013 10:38 PM
To: Bogan, Willie
Cc: Schrank, Ana
Subject: Rule 14a-8 Proposal (MCK)

Mr. Bogan,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John H. Hammergren
Chairman of the Board
McKesson Corporation (MCK)
One Post Street
San Francisco, CA 94104

Dear Mr. Hammergren,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc:
Willie C. Bogan <Willie.Bogan@mckesson.com>
Corporate Secretary
Ana Schrank <Ana.Schrank@McKesson.com>
PH: 415 983-8300
FX: 415 983-8464
Fax: 415 983-7160
FX: 415-983-9042

[MCK: Rule 14a-8 Proposal, February 7, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2013:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2006 with "High Governance Risk." Also "Concern" for director qualifications and "Very High Concern" in Executive Pay – $39 million for our CEO John Hammergren.

Mr. Hammergren had $92 million in accumulated pension benefits and $26 million in non-qualified deferred pay plans. Additionally, his pay included $6 million of market-priced stock options that simply vest after the passage of time without any job performance requirements. Plus our highest paid executives were given long-term cash (which does nothing to link executive performance with long-term shareholder value) and performance-based restricted stock units that used one-year performance periods (which are far short of long-term). Mr. Hammergren had a potential entitlement of $307 million from a change in control. It was not a surprise that 37% of the yes and no votes rejected our company's 2012 Say on Pay proposal.

Five of our directors had 10 to 20 years long-tenure each. Director independence erodes after 10-years. Yet these directors controlled half the seats on our 3 most important board committees including all chairmanships. Four directors were beyond age 70 and also controlled half the seats on our 3 most important board committees. We were not getting new directors and the chairman of our nomination committee was age 73. Our newest director had more than 4-years tenure. Our company did not explain how David Lawrence of our Executive Pay Committee could be a strong director after his involvement with the PG&E bankruptcy. We had no independent board chairman, no lead director, no proxy access and no cumulative voting.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

From: Bogan, Willie
Sent: Wednesday, February 20, 2013 12:04 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: McKesson Notice of Deficiency -- Rule 14a-8 Proposal

Dear Mr. Chevedden:

Attached is a letter from me (including enclosures) notifying you of a deficiency with regard to the Rule 14a-8 proposal that you submitted to McKesson Corporation on February 7, 2013.

Regards,

Willie C. Bogan
Associate General Counsel and Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104
Tel.: 415-983-9007
Fax: 415-983-9042

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 07, 2013 10:38 PM
To: Bogan, Willie
Cc: Schrank, Ana
Subject: Rule 14a-8 Proposal (MCK)

Mr. Bogan,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

MCKESSON

Willie C. Bogan Associate General Counsel and Secretary

VIA ELECTRONIC MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2013

Dear Mr. Chevedden:

On February 7, 2013, McKesson Corporation ("McKesson") received your e-mail and facsimile transmission by which you submitted a stockholder proposal titled "Right to Act by Written Consent" (the "Proposal") for consideration at the McKesson 2013 Annual Meeting of Stockholders. We have not received documentation demonstrating that you satisfy the minimum ownership requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). Based on our review of the information provided by you, our records, regulatory materials and materials of the Depositary Trust Company ("DTC"), we have been unable to conclude that the Proposal meets the requirements for inclusion in McKesson's proxy materials. Unless you can demonstrate that you meet the requirements of Rule 14a-8(b), as described below, in the proper time frame, McKesson will be entitled to exclude the Proposal from the proxy materials for the 2013 Annual Meeting of Stockholders.

Your name does not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), you must prove your eligibility to McKesson by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank that is a participant in the DTC) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of McKesson's securities entitled to vote on the Proposal at the meeting for at least the one-year period preceding *and including* February 7, 2013, which is the date you submitted the Proposal to McKesson; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, Rule 14a-8(b) requires a statement of your intention to hold your McKesson securities through the date of McKesson's annual meeting.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holders of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. In Staff Legal Bulletin 14F and 14G, the SEC Staff clarified that, for purposes of Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or entities that are affiliated with a DTC participant will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. Thus, a stockholder must obtain the required written statement from the DTC participant or affiliate of a DTC participant through which the shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant or affiliate of a DTC participant knows the holdings of the stockholder's broker or bank, but does not know the stockholder's holdings, the stockholder may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant or affiliate of a DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. My street address is shown above and my e-mail address is willie.bogan@mckesson.com. Alternatively, you may transmit any response by facsimile to me at 415-983-9042.

If you have any questions with respect to the foregoing, please contact me at 415-983-9007. For your reference, I enclose a copy of Rule 14a-8, Staff Legal Bulletin 14F and Staff Legal Bulletin 14G.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to

shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to

present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at

DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security

Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C

From *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 28, 2013 8:45PM
To: Bogan, Willie
Subject: Rule 14a-8 Proposal (MCK) sts

Mr. Bogan,
Attached are rule 14a-8 proposal stock ownership letters. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden


SPINNAKER TRUST

Post-it® Fax Note 7671	Date 2-28-13	# of pages ▶
To Willie Bogan	From John Chevedden	
Co./Dept.	Co.	
Phone #	Ph *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 415-983-9092	Fax #	

February 26, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 60 shares of McKesson Corporation (MCK) CUSIP #58155Q103, and have held them continuously since at least January 1, 2012.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least January 1, 2012.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Exhibit D

From *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 28, 2013 8:45PM
To: Bogan, Willie
Subject: Rule 14a-8 Proposal (MCK) sts

Mr. Bogan,
Attached are rule 14a-8 proposal stock ownership letters. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden


Northern Trust

February 27, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: McKesson Corporation (MCK) CUSIP #58155Q103 & OMB Memorandum Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of January 1, 2013 Spinnaker Trust held 60 shares of McKesson Corporation, (MCK) CUSIP #58155Q103. The above account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust